News Release

April 15, 2010
Symbol: Canada TSX.V - TVC
Frankfurt - TGP

Tournigan completes sale of Kremnica to Ortac

Vancouver, April 15, 2010 – Tournigan Energy Ltd. (TVC: TSX-V; TGP: Frankfurt) (Tournigan or the “Company”) has completed the sale of all of the participation interests of Kremnica Gold s.r.o and Kremnica Gold Mining s.r.o. (the “Kremnica Shares”), the holder of the Kremnica gold deposit located in Slovakia to Ortac Resources plc (“Ortac”).

Ortac has paid the Company US$100,000 and delivered a US$1,900,000 non-interest bearing promissory note (the “Promissory Note”), secured by all the assets of Ortac, that will be due for settlement upon Ortac completing a Public Listing (“IPO”) during 2010.  The Promissory Note will be paid as US$550,000 in cash and US$1,350,000 in Ortac shares to the equivalent cash value. The cash component will be paid from IPO proceeds and the shares will be issued at the IPO price.  If Ortac cannot pay the Promissory Note in 2010 it will have an extension of time to 2011 providing it pays the Company 50% of the net proceeds of all equity issues in 2011 until the Promissory Note is paid.

In addition, within 60 days of all required permits having been obtained to permit commercial production at the Kremnica property, Ortac will pay the Company US$3,750,000 cash or in Ortac shares to the equivalent cash value being $15.00 per ounce of the first 250,000 ounces of gold equivalent (gold plus silver) resource defined as proven and probable reserve in the bankable feasibility study.  Ortac will grant the Company a 2% net smelter return (“NSR”) royalty on gold and silver production from the Kremnica property as currently comprised which includes three exploration licenses  to a limit of the first 1 million ounces produced after which it will reduce to a 1% NSR royalty on the next million ounces, after which it will extinguish.  Ortac may buy 1% of the 2% NSR royalty granted to the Company at any time by paying the Company US$1 million cash.   Mr. Nicol was not involved in the negotiations with Ortac and as a director of each company, he did not vote on approving the renegotiated terms.

The division between cash and Ortac shares issued to the equivalent cash value is in both cases conditional upon the Company not owning more than 19.9% of the issued and outstanding shares of Ortac after the issuance of the shares to the Company.

About Tournigan Energy Ltd.

Tournigan is a uranium exploration and development company that has built a portfolio of highly prospective assets in Slovakia, a member of the European Union since 2004.  Slovakia is economically and politically stable, has excellent infrastructure and currently has four nuclear reactors generating half of its electricity with two more under construction. Tournigan is committed to safe and sustainable exploration and mine development in Slovakia.  In addition to Kuriskova, Tournigan has several other exploration targets along the Slovakian uranium belt which are showing positive exploration results.

TOURNIGAN ENERGY LTD.

“Dusty Nicol”

Dorian L. (Dusty) Nicol, President and CEO

Unit 1 -  15782 Marine Drive, White Rock, BC  Canada  V4B 1E6

Tel: (604) 683 8320   Fax: (604) 683 8340   Email: info@tournigan.com

Forward-looking statements: Certain of the statements made herein, including any information as to the Company’s future financial or operating performance, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation’s ability to control or predict. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please contact: Knox Henderson, Tournigan Energy Investor Relations, at (604) 683-8320, or visit www.tournigan.com.

Unit 1 -  15782 Marine Drive, White Rock, BC  Canada  V4B 1E6

Tel: (604) 683 8320   Fax: (604) 683 8340   Email: info@tournigan.com